EXHIBIT 23







INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-54998 on Form S-3 and Registration Statement Nos. 2-80776, 33-2139, 33-7901,
33-15062,  33-43635,  33-62799, 33-59803,  333-82157,  333-82161,  333-87773 and
333-73194 on Form S-8 of Albertson's, Inc. and subsidiaries of our report dated March 25, 2004 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to changes in methods of accounting for goodwill, closed stores and vendor funds and to the stock purchase agreement the Company entered into with J Sainsbury plc and JS USA Holdings Inc. to acquire all of the outstanding capital stock of the entities which conduct J Sainsbury plc's U. S. retail grocery store business) appearing in this Annual Report on Form 10-K of Albertson's, Inc. and subsidiaries for the year ended January 29, 2004.

Deloitte & Touche LLP
Boise, Idaho
March 25, 2004